

February 10, 2015

Via E-mail
Pierre Nanterme
Chief Executive Officer
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re:** **Accenture plc**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed October 24, 2014**
> **File No. 001-34448**

Dear Mr. Nanterme:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2014

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. You disclose that you enter into contracts that may consist of multiple elements where the selling price of each element is determined by obtaining third party evidence ("TPE") of fair value of each element and is based on the price charged when the element is sold separately on a regular basis and not as part of a contract with multiple elements. We note that in your prior filings you disclosed that the selling price was determined using

vendor specific objective evidence ("VSOE") of fair value. Please explain why your selling price determination has changed for all periods presented. Please clarify if there was a financial statement impact from changing from determining fair value using VSOE to using TPE. Further, tell us why you consider the price charged when the element is sold separately to be third party evidence. Consider clarifying your disclosure in future filings. Refer to ASC 605-25-30-2, 30-6A, and 30-6B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief